SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

Extract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (“Company”), held on December 2, 2013, drawn up in summary form.

1. Date, time and venue: On December 2, 2013, starting at 5 p.m., at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2. Attendance:  Mr. Victorio Carlos De Marchi, co-chairman, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann. The effective members of the Company’s Fiscal Council, Messrs. Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke, also attended the meeting.

3. Presiding Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4. Resolutions:  It was unanimously and unrestrictedly resolved by the directors who attended the meeting:

4.1. Merger of the Company. To approve, after examination and discussion, the terms and conditions of the draft Protocol and Justification of Merger of the Company with and into Ambev S.A. (CNPJ No. 07.526.557/0001-00) (“Protocol and Justification” and “Merger”, respectively), which, after being certified by the Board, will be filed in the Company's headquarters.

4.2. Authorization to the Executive Committee. To authorize the Company’s Executive Committee to execute all acts necessary for the implementation and consummation of the Merger, including, for example, the execution of the Protocol and Justification, the disclosure to the market of the material fact notice required under CVM Rulings Nos. 319/1999 and 358/2002 and the information required by CVM Ruling No. 481/2009.

4.3. Extraordinary General Meeting. To submit to the only shareholder of the Company the following proposal: “(i) to examine, discuss and approve the Protocol and Justification, having as purpose the merger of the Company with and into Ambev S.A. (“Merger”); and (ii) to authorize the Company’ Executive Committee to perform all necessary acts to implement the Merger”.

5. Closure:  With no further matters to be discussed, the present minutes were drawn up and signed. Signatures: Mr. Victorio Carlos De Marchi, cochairman, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann. Secretary: Pedro de Abreu Mariani.

São Paulo, December 2, 2013.

I certify that this is a true counterpart of the original version of the deliberations contained in the minutes that have been drawn up in the Company’s book.

Pedro de Abreu Mariani

Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer